CANFIELD MEDICAL SUPPLY, INC.

4120 Boardman-Canfield Road

Canfield, Ohio 44406

(330) 533-1914

February 8, 2013

John Reynolds, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC  20549

Re:

Canfield Medical Supply, Inc.

Registration Statement on Form S-1

File No. 333-182639

Dear Mr. Reynolds:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, as President of Canfield Medical Supply, (the "Company"), respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m., Eastern Time, on Tuesday, February 12, 2013, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy or the accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CANFIELD MEDICAL SUPPLY, INC.

Michael J. West, President